Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings:	($ in millions)
Income from continuing operations before taxes(1)	$225.2	$379.4	$76.9	$209.9	$257.5
Add (deduct):
Equity in income of non-consolidated affiliates	(3.0)	(9.6)	(29.9)	(37.7)	(39.4)
Dividends received from non-consolidated affiliates	1.3	1.4	2.0	3.5	0.2
Capitalized interest	(7.4)	(1.2)	(0.9)	(9.7)	(5.0)
Fixed charges as described below	54.0	49.5	43.4	36.4	33.7
Total	$270.1	$419.5	$91.5	$202.4	$247.0

Fixed charges:
Interest expensed and capitalized	$33.8	$31.6	$26.3	$21.3	$18.3
Estimated interest factor in rent expense(2)	20.2	17.9	17.1	15.1	15.4
Total	$54.0	$49.5	$43.4	$36.4	$33.7

Ratio of earnings to fixed charges	5.0	8.5	2.1	5.6	7.3

(1)
The income from continuing operations before taxes for the year ended December 31, 2011 included a pretax gain of $181.4 million as a result of remeasuring our previously held 50% equity interest in SunBelt.

(2)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.